UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) **March 31, 2010**

CARDO MEDICAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-21419	**23-2753988**
(Commission File Number)	(IRS Employer Identification No.)

9701 Wilshire Blvd. Suite 1100, Beverly Hills, CA	**90212**
(Address of Principal Executive Offices)	(Zip Code)

310-274-2036
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

This Current Report on Form 8-K is filed solely for the purpose of filing the consent of Stonefield Josephson, Inc., which consent was inadvertently omitted from Cardo Medical, Inc.'s (the "Company") Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on March 31, 2010 (the "Form 10-K"). The consent relates to the incorporation by reference in the Company's Registration Statement on Form S-3 (Registration No. 333-164759) of Stonefield Josephson, Inc.'s Independent Registered Public Accounting Firm's Report, dated March 31, 2010, which report was included in the Form 10-K.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

Exhibit Number	Description
23.1	Consent of Stonefield Josephson, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDO MEDICAL, INC.

Dated: August 12, 2010   By: /s/ Derrick Romine
                                                     Derrick Romine
                                                     Chief Financial Officer

EXHIBIT INDEX

Exhibit Number   **Description**

      23.1   Consent of Stonefield Josephson, Inc.